ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

April 15, 2022

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)
Amendment No. 4 to Registration Statement on Form 10-12G Filed February 9, 2022 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated March 17, 2022, with respect to our Amendment No. 4 to Registration Statement on Form 10-12(g) filed on February 9, 2022.

As discussed, the Form 10 was revised to reflect its current standings. The Company has not, and will not in the future, acquire a company located in Hong Kong, China or Macau. We are currently looking for a merger candidate that is already established in the online education industry.

Our CEO, Dr. Zhang is a resident of Canada. Mr. Xie and Mr. Xue resigned as officers of ARMC on April 6, 2022. This information is reflected in the Form 10.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer
cc:	Jimmy Lee